SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Quotient Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G73268 107
(CUSIP Number)

Zubeen Shroff
Galen Management, LLC
680 Washington Boulevard
Stamford, CT  06901
TELEPHONE: (203) 653-6400
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons Galen Partners V LP
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,324,151(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,324,151(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,324,151(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 36.5%(3)
14.	Type of Reporting Person (see instructions) PN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”),  Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)  Includes 230,331 ordinary shares that Galen LP has the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.
(3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons Galen Partners International V LP
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 454,647(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 454,647(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,647(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 3.2%(3)
14.	Type of Reporting Person (see instructions) PN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”) Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
 (3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.
(4)  Includes 19,669 ordinary shares that Galen International has the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons Galen Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,704
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 1.1%(3)
14.	Type of Reporting Person (see instructions) PN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons Galen Partners V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,778,798 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,778,798 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,778,798 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 39.5%(3)
14.	Type of Reporting Person (see instructions) PN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.
(5)  Includes 230,331 and 19,669 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons Zubeen Shroff
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,929,502(5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,929,502(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,929,502(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 40.5%(3)
14.	Type of Reporting Person (see instructions) IN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”),  Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.
(5)  Includes 230,331 and 19,669 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons L. John Wilkerson
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,929,502(5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,929,502(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,929,502(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 40.5%(3)
14.	Type of Reporting Person (see instructions) IN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”) Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.
(5)  Includes 230,331 and 19,669 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

CUSIP No. G73268 107	13D
1.	Name of Reporting Persons David Jahns
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,929,502(5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,929,502(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,929,502(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 40.5%(3)
14.	Type of Reporting Person (see instructions) IN
(1)  This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”) Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”).  Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen.  Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(3)  The percentage is based on an aggregate of 14,376,547 ordinary shares outstanding as of April 30, 2014 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.
(5)  Includes 230,331 and 19,669 ordinary shares that Galen LP and Galen International, respectively have the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

Item 1.	Security and Issuer

(a)  This statement on Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”) of Quotient Limited, a Jersey, Channel Islands corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at Pentlands Science Park, Bush Loan, Penicuik, Midlothian, EH26 OPZ, United Kingdom.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)  The persons and entities filing this Schedule 13D are Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”) Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons” and together with Galen LP, Galen International, Management and Galen  (the “Filing Persons”)).

(b)  The address of the principal place of business for Galen LP, Galen International, Management, Galen and the Listed Persons is 680 Washington Blvd., Stamford, CT  06901.

 (c)  The principal business of each of the Filing Persons is the venture capital investment business.

(d)  During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Galen LP and Galen International are Delaware partnerships.  Management and Galen are Delaware limited liability companies.  Each of the Listed Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On April 24, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-194390) in connection with its initial public offering of 5,000,000 units consisting of one Ordinary Share and one warrant to purchase 0.8 of one Ordinary Share was declared effective.  The closing of the offering took place on April 30, 2014, and at such closing Galen LP and Galen International purchased 287,914 and 24,586 units respectively at the initial public offering price of $8.00 per unit (the “Units”).  The source of funds for such purchase was the working capital of Galen LP and Galen International and capital contributions made to Galen LP and Galen International by their partners.

Item 4.	Purpose of Transaction.

Galen LP and Galen International purchased the Units in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Galen LP	5,324,151(1)	5,324,151(1)	0	5,324,151(1)	0	5,324,151(1)	36.5%
Galen International	454,647(3)	454,647(3)	0	454,647(3)	0	454,647(3)	3.2%
Management	150,704	150,704	0	150,704	0	150,704	1.1%
Galen (4)	0	0	5,778,798(1)(3)	0	5,778,798(1)(3)	5,778,798(1)(3)	39.5%
Zubeen Shroff (5)	0	0	5,929,502(1)(3)	0	5,929,502(1)(3)	5,929,502(1)(3)	40.5%
L. John Wilkerson (5)	0	0	5,929,502(1)(3)	0	5,929,502(1)(3)	5,929,502(1)(3)	40.5%
David Jahns (5)	0	0	5,929,502(1)(3)	0	5,929,502(1)(3)	5,929,502(1)(3)	40.5%

(1)              Includes 230,331 Ordinary Shares Galen LP has the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

(2)              The percentage is calculated based upon 14,376,547 Ordinary Shares outstanding as of April 30, 2014, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 28, 2014.

(3)              Includes 19,669 Ordinary Shares Galen LP has the right to acquire within 60 days of April 30, 2014 pursuant to outstanding warrants to purchase the Issuer’s Ordinary Shares.

(4)              Galen is the general partner of Galen LP and Galen International.

(5)              The Reporting Person is a managing director of Galen and is a member of Management.  The shares are held by Galen LP, Galen International and Management.  The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(c)        The information provided in Item 3 is hereby incorporated by reference.  In addition, on April 22, 2014, Galen LP, Galen International and Management acquired an aggregate of 5,367,002 of the Issuer’s Ordinary Shares upon the conversion of Issuer’s preference shares into Ordinary Shares, in connection with the Issuer’s initial public offering.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Filing Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ordinary Share Purchase Warrant

In connection with the Issuer’s initial public offering of units, as described in Item 3 above, Galen LP and Galen International purchased an aggregate of 312,500 units.  Each unit consisted of one Ordinary Share and one warrant to purchase 0.8 of one Ordinary Share.  Galen LP holds 287,914 warrants to purchase 230,331 Ordinary Shares and Galen International holds 24,586 warrants to purchase 19,669 Ordinary Shares.  The material terms and provisions of the warrants are summarized below.

Term. The warrants are exercisable during the period beginning on July 24, 2014 and ending at 5:30 P.M. on October 25, 2015. The term can also be extended by the Issuer at its sole discretion.

Anti-Dilution Protection. The warrants contain full ratchet anti-dilution protection upon the issuance of any Ordinary Shares, securities convertible into ordinary shares or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions.

Exercise Price. The exercise price of the warrants is $8.80 per whole Ordinary Share. The exercise price is subject to adjustment in the event of certain share dividends and distributions, share splits, share combinations, share issuances, reclassifications or similar events affecting the Ordinary Shares, as well as the anti-dilution protection described above. The exercise price can also be lowered by the Issuer at its sole discretion.

Exercisability. Holders may exercise the warrants beginning on July 24, 2014 and at any time during the applicable term of the warrant. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Issuer a duly executed exercise notice accompanied by payment in full in cash for the number of Ordinary Shares purchased upon such exercise.

Registration of Ordinary Shares. No warrants will be exercisable unless at the time of exercise a registration statement under the Securities Act with respect to the Ordinary Shares issuable upon exercise of the warrants is effective, a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the Ordinary Shares have been registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state or other jurisdiction of residence of the holder of the warrants. Under the terms of the warrant agreement, the Issuer has agreed to meet these conditions by using its best efforts to maintain an effective registration statement and ensure a current prospectus relating to the Ordinary Shares issuable upon exercise of the warrants until the termination date of the warrants, and to use its best efforts to register such ordinary shares under the securities laws of the state or other jurisdiction of residence of the holders in the event an exemption is not available.

Lock-up Agreement

Galen LP, Galen International and Management along with all of the Issuer’s officers, directors, and holders of all of the Issuer’s ordinary shares, have agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its ordinary shares or securities convertible into or exchangeable for ordinary shares for a 180-day period measured from April 28, 2014 except with the prior written consent of UBS Securities LLC, Robert W. Baird & Co. Incorporated and Cowen and Company, LLC.

The foregoing descriptions of the terms of the Ordinary Shares Purchase Warrant and the Lock- up Agreement are intended as  summaries only and are qualified in their entirety by reference to the Ordinary Share Purchase Warrant and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of Galen LP’s, Galen International’s, Management’s, Galen’s and the Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.	Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194390), filed with the SEC on April 23, 2014).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194390), filed with the SEC on April 24, 2014).

C.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2014

GALEN PARTNERS V, LP By: Galen Partners V, L.L.C. its General Partner		GALEN PARTNERS INTERNATIONAL V LP By: Galen Partners V, L.L.C. Its General Partner
By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff Title: Managing Director		Name: Zubeen Shroff Title: Managing Director
GALEN MANAGEMENT LLC		GALEN PARTNERS V, L.L.C.
By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff Title: Member		Name: Zubeen Shroff Title: Managing Director
By:	/s/ Zubeen Shroff	By:	/s/ L. John Wilkerson
	Name: Zubeen Shroff		Name: L. John Wilkerson
By:	/s/ David Jahns
David Jahns

EXHIBITS

A.	Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194390), filed with the SEC on April 23, 2014).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194390), filed with the SEC on April 24, 2014).

C.	Agreement regarding joint filing of Schedule 13D.

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Quotient Limited and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of May, 2014.

GALEN PARTNERS V, LP By: Galen Partners V, L.L.C. its General Partner		GALEN PARTNERS INTERNATIONAL V LP By: Galen Partners V, L.L.C. Its General Partner
By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff Title: Managing Director		Name: Zubeen Shroff Title: Managing Director
GALEN MANAGEMENT LLC		GALEN PARTNERS V, L.L.C.
By:	/s/ Zubeen Shroff	By:	/s/ Zubeen Shroff
	Name: Zubeen Shroff Title: Member		Name: Zubeen Shroff Title: Managing Director
By:	/s/ Zubeen Shroff	By:	/s/ L. John Wilkerson
	Name: Zubeen Shroff		Name: L. John Wilkerson
By:	/s/ David Jahns
David Jahns